Exhibit 99.1

SHARKNINJA, INC.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$170,377	$192,890
Restricted cash	—	25,880
Accounts receivable, net(1)	938,081	766,503
Inventories	792,195	548,588
Prepaid expenses and other current assets(2)	86,471	181,831
Total current assets	1,987,124	1,715,692
Property and equipment, net	149,250	137,341
Operating lease right-of-use assets	64,156	67,321
Intangible assets, net	481,754	492,709
Goodwill	833,972	840,148
Deferred tax assets, noncurrent	—	6,291
Other assets, noncurrent	48,983	35,389
Total assets	$3,565,239	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(3)	$646,697	$328,122
Accrued expenses and other current liabilities(4)	451,400	552,023
Tax payable	2,615	1,581
Current portion of long-term debt	19,127	86,972
Total current liabilities	1,119,839	968,698
Long-term debt	785,443	349,169
Operating lease liabilities, noncurrent	62,616	61,779
Deferred tax liabilities, noncurrent	47,266	60,976
Other liabilities, noncurrent	27,730	25,980
Total liabilities	2,042,894	1,466,602
Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized and 138,982,872 shares issued and outstanding as of September 30, 2023 and December 31, 2022	14	14
Additional paid-in capital	959,248	941,206
Retained earnings	571,174	896,738
Accumulated other comprehensive loss	(8,091)	(9,669)
Total shareholders’ equity	1,522,345	1,828,289
Total liabilities and shareholders’ equity	$3,565,239	$3,294,891

(1) Including amounts from a related party of $6,081 and $1,033 as of September 30, 2023 and December 31, 2022, respectively.
(2) Including amounts from a related party of $0 and $20,069 as of September 30, 2023 and December 31, 2022, respectively.
(3) Including amounts to a related party of $112,131 and $231,805 as of September 30, 2023 and December 31, 2022, respectively.
(4) Including amounts to a related party of $0 and $8,399 as of September 30, 2023 and December 31, 2022, respectively.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net sales(1)	$1,070,617	$946,897	$2,876,211	$2,534,720
Cost of sales(2)	583,124	603,413	1,591,254	1,547,843
Gross profit	487,493	343,484	1,284,957	986,877
Operating expenses:
Research and development(3)	60,691	53,968	180,430	159,955
Sales and marketing	207,599	133,137	568,035	405,319
General and administrative(4)	124,655	47,299	263,682	154,035
Total operating expenses	392,945	234,404	1,012,147	719,309
Operating income	94,548	109,080	272,810	267,568
Interest expense, net	(13,003)	(8,479)	(28,523)	(18,561)
Other (expense) income, net	(5,865)	2,033	(41,315)	(8,841)
Income before income taxes	75,680	102,634	202,972	240,166
Provision for income taxes	56,958	22,325	85,218	54,451
Net income	$18,722	$80,309	$117,754	$185,715
Net income per share, basic	$0.13	$0.58	$0.85	$1.34
Net income per share, diluted	$0.13	$0.58	$0.85	$1.34
Weighted-average number of shares used in computing net income per share, basic	139,073,181	138,982,872	139,059,206	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	139,430,805	138,982,872	139,179,724	138,982,872

(1) Including amounts from a related party of $620 and $223 for the three months ended September 30, 2023 and 2022, respectively; and $1,871 and $989 for the nine months ended September 30, 2023 and 2022, respectively.
(2) Including amounts to a related party of $259,784 and $354,369 for the three months ended September 30, 2023 and 2022, respectively; and $953,013 and $1,021,705 for the nine months ended September 30, 2023 and 2022, respectively.
(3) Including amounts to a related party of $640 and $712 for the three months ended September 30, 2023 and 2022, respectively; and $2,405 and $2,513 for the nine months ended September 30, 2023 and 2022, respectively.
(4) Including amounts from a related party of $500 and $0 for the three and nine months ended September 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income	$18,722	$80,309	$117,754	$185,715
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(12,380)	(15,885)	(3,967)	(35,742)
Unrealized gain on derivative instruments, net	14,486	—	5,545	—
Comprehensive income	$20,828	$64,424	$119,332	$149,973

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Three Months Ended September 30, 2023
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30,2023	138,982,872	$14	$941,206	$935,487	$(10,197)	$1,866,510
Share-based compensation	—	—	21,337	—	—	21,337
Distribution paid to Former Parent	—	—	—	(383,035)	—	(383,035)
Sale of SharkNinja Co, Ltd. to Former Parent	—	—	(3,295)	—	—	(3,295)
Other comprehensive income, net of tax	—	—	—	—	2,106	2,106
Net income	—	—	—	18,722	—	18,722
Balance as of September 30, 2023	138,982,872	$14	$959,248	$571,174	$(8,091)	$1,522,345

	Three Months Ended September 30, 2022
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30,2022	138,982,872	$14	$943,577	$778,565	$(10,909)	$1,711,247
Intercompany note to Former Parent (Note 10)	—	—	—	(8,283)	—	(8,283)
Share-based compensation	—	—	969	—	—	969
Other comprehensive loss, net of tax	—	—	—	—	(15,885)	(15,885)
Net income	—	—	—	80,309	—	80,309
Balance as of September 30, 2022	138,982,872	$14	$944,546	$850,591	$(26,794)	$1,768,357

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Nine Months Ended September 30, 2023
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2022	138,982,872	$14	$941,206	$896,738	$(9,669)	$1,828,289
Distribution paid to Former Parent	—	—	—	(443,318)	—	(443,318)
Share-based compensation	—	—	24,502	—	—	24,502
Recharge from Former Parent for share-based compensation	—	—	(3,165)	—	—	(3,165)
Sale of SharkNinja Co, Ltd. to Former Parent	—	—	(3,295)	—	—	(3,295)
Other comprehensive income, net of tax	—	—	—	—	1,578	1,578
Net income	—	—	—	117,754	—	117,754
Balance as of September 30, 2023	138,982,872	$14	$959,248	$571,174	$(8,091)	$1,522,345

	Nine Months Ended September 30, 2022
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2021	138,928,872	$14	$954,431	$797,970	$8,948	$1,761,363
Distribution paid to Former Parent	—	—	—	(83,450)	—	(83,450)
Intercompany note to Former Parent (Note 10)	—	—	—	(49,644)	—	(49,644)
Share-based compensation	—	—	5,415	—	—	5,415
Recharge from Former Parent for share-based compensation	—	—	(15,300)	—	—	(15,300)
Other comprehensive loss, net of tax	—	—	—	—	(35,742)	(35,742)
Net income	—	—	—	185,715	—	185,715
Balance as of September 30, 2022	138,928,872	$14	$944,546	$850,591	$(26,794)	$1,768,357

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$117,754	$185,715
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	77,394	61,560
Share-based compensation	24,502	5,415
Provision for credit losses	2,266	1,149
Non-cash lease expense	9,688	12,318
Amortization of debt discount	694	700
Loss on extinguishment of debt	968	—
Deferred income taxes, net	3,905	(13,620)
Loss from equity method investment	—	361
Changes in operating assets and liabilities:
Accounts receivable(1)	(192,209)	137,191
Inventories	(258,982)	(86,068)
Prepaid expenses and other assets(2)	65,508	(104,114)
Accounts payable(3)	343,603	(93,877)
Tax payable	883	18,308
Operating lease liabilities	(9,280)	(11,603)
Accrued expenses and other liabilities(4)	(90,914)	(74,006)
Net cash provided by operating activities	95,780	39,429
Cash flows from investing activities:
Purchase of property and equipment	(70,501)	(52,872)
Purchase of intangible asset	(6,905)	(4,919)
Capitalized internal-use software development	(683)	(4,986)
Cash receipts on beneficial interest in sold receivables	16,777	—
Investment in equity method investment	—	(361)
Other investing activities, net	(3,051)	(300)
Net cash used in investing activities	(64,363)	(63,438)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2023	2022
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	800,915	259,895
Repayment of debt	(437,500)	(155,000)
Intercompany note to Former Parent (Note 10)	—	(49,286)
Distribution paid to Former Parent	(435,292)	(45,438)
Recharge from Former Parent for share-based compensation	(3,165)	(15,300)
Net cash used in financing activities	(75,042)	(5,129)
Effect of exchange rates changes on cash	(4,768)	(11,782)
Net decrease in cash, cash equivalents, and restricted cash	(48,393)	(40,920)
Cash, cash equivalents, and restricted cash at beginning of period	218,770	240,597
Cash, cash equivalents, and restricted cash at end of period	$170,377	$199,677
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$408	$480
Cancellation of related party note through distribution	(8,026)	—
Unrealized loss on cash flow hedges	5,725	—
Reconciliation of cash, cash equivalents and restricted cash within the Condensed Consolidated Balance Sheets to the amounts shown in the Condensed Consolidated Statements of Cash Flows above:
Cash and cash equivalents	$170,377	$181,950
Restricted cash	—	17,727
Total cash, cash equivalents and restricted cash	$170,377	$199,677

(1) Including changes in related party balances of $(5,048) and $5,238 for the nine months ended September 30, 2023 and 2022, respectively.
(2) Including changes in related party balances of $18,555 and $(9,330) for the nine months ended September 30, 2023 and 2022, respectively.
(3) Including changes in related party balances of $(119,704) and $(47,863) for the nine months ended September 30, 2023 and 2022, respectively.
(4) Including changes in related party balances of $(8,399) and $(1,542) for the nine months ended September 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Organization and Description of Business

SharkNinja, Inc. is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” SharkNinja, Inc. is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the "Former Parent"). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 shares of common stock of SharkNinja, Inc. to the holders of JS Global ordinary shares and SharkNinja, Inc. began trading on the NYSE.

Because the separation and distribution was considered a transaction between entities under common control, the financial statements for periods prior to the transaction and the listing on the NYSE have been adjusted to combine the previously separate entities, SharkNinja, Inc. and SharkNinja Global SPV, Ltd., for presentation purposes. Further, the distributed share amount of SharkNinja, Inc. is reflected for all shares and related financial information in these condensed consolidated financial statements.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as "SharkNinja" or the "Company".

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission ("SEC"). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2022.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2023 and the Company’s condensed consolidated statements of income, comprehensive income and shareholders’ equity for the three and nine months ended September 30, 2023 and 2022 and cash flows for the nine months ended September 30, 2023 and 2022. The results for the three and nine months ended September 30, 2023 are not necessarily indicative of the operating results expected for the year ended December 31, 2023 or any future operating periods.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. SharkNinja believes that other than updates to the share-based compensation policy upon the approval of the 2023 SharkNinja Equity Incentive Plan on July 28, 2023 that follows, there have been no significant changes during the nine months ended September 30, 2023 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2022 within the Form F-1 filed on July 28, 2023.

Share-Based Compensation

Restricted stock units (“RSUs”) are stock awards that are granted to employees and directors entitling the holder to shares of our common stock as the award vests. RSUs that vest only upon service conditions are measured at fair value based on the quoted price of our common stock at the date of grant. The Company amortizes the fair value of RSUs that vest only upon service conditions as share-based compensation cost over the vesting term, which is typically over a three-year requisite service period, on a straight-line basis, with the amount of compensation cost recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Certain RSUs may vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of a performance-based award is calculated using the same method as our service-based RSUs described above. The Company assesses whether it is probable that the individual performance targets would be achieved. If assessed as probable, compensation cost will be recorded for these awards over the estimated performance period using the accelerated attribution method. At each reporting period, the Company reassesses the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation cost recognized will be based on a comparison of the final performance metrics to the specified targets.

Certain RSUs granted to executives vest upon achievement of specified levels of market conditions. The fair value of our RSUs with market-based conditions are estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based RSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values; therefore, the compensation costs for these awards will be recognized ratably over the derived service period for each tranche assuming the requisite service is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of the Company's original estimates of fair value. The Company accounts for forfeitures in the period in which they occur, rather than estimating expected forfeitures.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, and forward contracts. The Company maintains its cash, cash equivalents and restricted cash with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	September 30, 2023	December 31, 2022
Customer A	21.4%	15.1%
Customer B	10.0	*
Customer C	13.0	19.8

* Represents less than 10%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Customer A	19.2%	18.5%	18.9%	18.6%
Customer B	*	10.5	*	11.3
Customer C	15.2	14.1	15.0	14.8

* Represents less than 10%

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
Beginning balance	$6,926	$960	$6,998	$1,783
Provision for credit losses	1,048	202	2,266	1,149
Write-offs and other adjustments	(1,328)	(212)	(2,618)	(1,982)
Ending balance	$6,646	$950	$6,646	$950

Transfer of Financial Instruments

On August 31, 2022, the Company entered into a Receivable Purchase Agreement (“RPA”) with a financial institution (“Purchaser”) to sell its accounts receivable for a cash advanced payment and a deferred payment in the form of a deferred purchase price receivable. All transfers under the RPA meet the criteria of sales accounting and are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. The Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables upon the sale and transfer of the receivables to the Purchaser. The Company continues to service, administer and collect the receivables on behalf of the Purchaser. The financial statement impact associated with the servicing liability was immaterial for all periods presented.

As part of the RPA transaction, accounts receivable sold are derecognized from the condensed consolidated balance sheets and a deferred purchase price (“DPP”) receivable is recognized at fair value. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price. The DPP is subsequently remeasured each reporting period to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates. The DPP is valued using unobservable inputs such as Level 3 inputs, primarily discounted cash flows. Due to the short maturity of the instruments, the carrying value of the DPP receivable approximates the fair value of the DPP. Please refer to Note 5 - Fair Value Measurements for additional details.

As of December 31, 2022, the outstanding principal on receivables sold was $101.8 million, and the Company’s risk of loss following the sale of the receivables was limited to the uncollected portion of the DPP at $22.3 million. During the nine months ended September 30, 2023, cash collections from customers on receivables sold were $96.3 million, of which the cash collections on the DPP receivable were $16.8 million. All amounts on sold receivables were collected as of September 30, 2023.

The following table summarizes the activity related to the DPP receivable:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Beginning balance	$22,294	$—
Non-cash addition to DPP receivable	—	64,710
Cash collected on DPP receivable	(16,777)	(42,416)
Non-cash adjustments	(5,517)	—
Ending balance	$—	$22,294

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
North America(1)	$797,344	74.5%	$778,044	82.2%	$2,044,986	71.1%	$2,021,574	79.7%
Europe(2)	236,461	22.1	127,717	13.5	692,191	24.1	389,724	15.4
Rest of World	36,812	3.4	41,136	4.3	139,034	4.8	123,422	4.9
Total net sales	$1,070,617	100.0%	$946,897	100.0%	$2,876,211	100.0%	$2,534,720	100.0%

(1) Net sales from the United States represented 67.8% and 75.5% of total net sales for the three months ended September 30, 2023 and 2022, respectively, and 65.5% and 73.6% of total net sales for the nine months ended September 30, 2023 and 2022, respectively.
(2) Net sales from the United Kingdom ("UK") represented 16.6% and 11.4% of total net sales for the three months ended September 30, 2023 and 2022, respectively, and 19.2% and 12.8% of total net sales for the nine months ended September 30, 2023 and 2022, respectively.

The following table presents net sales by brand:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Shark	$519,828	48.6%	$525,204	55.5%	$1,464,466	50.9%	$1,410,731	55.7%
Ninja	550,789	51.4	421,693	44.5	1,411,745	49.1	1,123,989	44.3
Total net sales	$1,070,617	100.0%	$946,897	100.0%	$2,876,211	100.0%	$2,534,720	100.0%

The following table presents net sales by product category:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$449,319	42.0%	$503,388	53.2%	$1,277,986	44.4%	$1,351,576	53.3%
Cooking and Beverage Appliances	339,328	31.7	260,438	27.5	939,060	32.7	696,568	27.5
Food Preparation Appliances	211,461	19.7	161,256	17.0	472,685	16.4	427,422	16.9
Other	70,509	6.6	21,815	2.3	186,480	6.5	59,154	2.3
Total net sales	$1,070,617	100.0%	$946,897	100.0%	$2,876,211	100.0%	$2,534,720	100.0%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
Beginning balance	$21,173	$14,466	$20,958	$17,828
Accruals for warranties issued	17,738	4,643	31,488	12,700
Changes in liability for pre-existing warranties	(964)	—	(964)	1,486
Settlements made	(13,621)	(6,155)	(27,156)	(19,060)
Ending balance	$24,326	$12,954	$24,326	$12,954

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
United States	$60,941	$74,054
China	78,213	55,170
Rest of World	10,096	8,117
Total property and equipment, net	$149,250	$137,341

3. Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Molds and tooling	$261,403	$209,984
Computer and software	96,317	88,483
Displays	84,719	90,722
Equipment	17,316	14,653
Furniture and fixtures	10,222	11,418
Leasehold improvements	34,977	31,315
Total property and equipment	504,954	446,575
Less: accumulated depreciation and amortization	(369,476)	(322,022)
Construction in progress	13,772	12,788
Property and equipment, net	$149,250	$137,341

Depreciation and amortization expenses were $20.0 million and $16.0 million for the three months ended September 30, 2023 and 2022, respectively, and $60.6 million and $45.1 million for the nine months ended September 30, 2023 and 2022, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Prepaid expenses	$41,525	$86,274
Related party receivables	—	20,069
Derivative assets	8,270	22,676
DPP receivable	—	22,294
Other receivables	36,676	30,518
Prepaid expenses and other current assets	$86,471	$181,831

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Accrued customer incentives	$146,031	$230,195
Accrued expenses	118,754	99,962
Accrued compensation and benefits	61,487	71,762
Accrued returns	43,394	45,529
Accrued tax payables	14,696	43,243
Accrued warranty	24,326	20,958
Operating lease liabilities, current	9,449	13,038
Derivative liabilities	7,905	—
Other	25,358	27,336
Accrued expenses and other current liabilities	$451,400	$552,023

4. Sale of SharkNinja Co., Ltd

On July 27, 2023, as part of the separation, the Company executed a reorganization whereby SharkNinja sold its Japanese subsidiary, SharkNinja Co., Ltd., to JS Global for a note equal to $8.0 million. The transaction did not result in a change in reporting entity or meet the criteria for discontinued operations and, therefore, the Company has reflected SharkNinja Co., Ltd. in its financial position and results of operations using SharkNinja Co., Ltd.'s carrying values, prior to the separation, and has accounted for the transaction on a prospective basis.

The transaction was accounted for as a common control transaction, whereby the difference of $3.3 million between the proceeds received through the note of $8.0 million and the net carrying value of the assets at the time of the transaction of $11.3 million was recorded as a reduction to additional paid-in capital. The note of $8.0 million was then distributed to JS Global and recorded as a reduction to retained earnings.

5. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023:

	September 30, 2023
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Derivatives designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 6)	$8,270	$—	$8,270	$—
Total financial assets	$8,270	$—	$8,270	$—
Financial Liabilities:
Derivatives not designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 6)	$7,905	$—	$7,905	$—
Total financial liabilities	$7,905	$—	$7,905	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 6)	$22,676	$—	$22,676	$—
DPP receivable included in prepaid expenses and other current assets (Note 2)	22,294	—	—	22,294
Total financial assets	$44,970	$—	$22,676	$22,294

The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company classifies its DPP receivable within Level 3 because it is valued using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no transfers into or out of Level 3 fair value measurement for the periods ended September 30, 2023 and December 31, 2022.

Because no market exists for a DPP in sold receivables, fair value estimates are based on judgements regarding current economic conditions and the risk characteristics of the expected collection percentage of the remaining receivables outstanding. Those estimates that are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision are included in Level 3. Changes in assumptions could significantly affect the fair value of the DPP receivable presented.

6. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$330,900	$—
Derivatives not designated as hedging instruments:
Forward contracts	218,620	956,191
Total derivative instruments	$549,520	$956,191

Effect of Forward Contracts on the Condensed Consolidated Statements of Income

Total gain (loss) recognized from derivatives that were not designated as hedging instruments was $0.7 million and $9.2 million for the three months ended September 30, 2023 and 2022, respectively, and $(31.6) million and $12.8 million for the nine months ended September 30, 2023 and 2022, respectively, and was recorded in other expense, net within the condensed consolidated statements of income.

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized gains of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of September 30, 2023, and their effect on other comprehensive income for the nine months ended September 30, 2023:

	Three Months Ended	Nine Months Ended
	September 30, 2023
	(in thousands)
Beginning balance	$(8,941)	$—
Amount of net gains recorded in other comprehensive income	15,698	5,607
Amount of net gains reclassified from other comprehensive income to earnings	(1,212)	(62)
Ending balance	$5,545	$5,545

The Company did not have any forward contracts that were designated as hedging instruments for the three and nine months ended September 30, 2022.

7. Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of September 30, 2023:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(95,389)	$47,694	3.0
Patents	55,902	(23,541)	32,361	5.8
Developed technology	22,094	(5,035)	17,059	8.4
Total intangible assets subject to amortization	$221,079	$(123,965)	$97,114
Intangible assets not subject to amortization:
Trade name and trademarks	$384,640	$—	$384,640	Indefinite
Total intangible assets, net	$605,719	$(123,965)	$481,754

Intangible assets consisted of the following as of December 31, 2022:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(83,465)	$59,618	3.8
Patents	52,695	(19,874)	32,821	6.2
Developed technology	21,381	(5,151)	16,230	9.2
Total intangible assets subject to amortization	$217,159	$(108,490)	$108,669
Intangible assets not subject to amortization:
Trade name and trademarks	$384,040	$—	$384,040	Indefinite
Total intangible assets, net	$601,199	$(108,490)	$492,709

Amortization expenses for intangible assets were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
Research and development	$1,632	$1,424	$4,918	$4,449
Sales and marketing	3,975	3,975	11,924	11,924
Total amortization expenses	$5,607	$5,399	$16,842	$16,373

The expected future amortization expenses related to the intangible assets as of September 30, 2023 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2023	$6,205
2024	23,474
2025	23,474
2026	19,499
2027	6,653
Thereafter	17,809
Total	$97,114

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2022	$840,148
Goodwill related to sale of SharkNinja Co, Ltd. (See Note 4)	(5,739)
Effect of foreign currency translation	(437)
Balance as of September 30, 2023	$833,972

8. Debt

On March 17, 2020, the Company entered into a term loan and revolving credit agreement (“2020 Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2020 Facilities Agreement provided for a $500.0 million term loan facility (the “2020 Term Loans”) and $200.0 million revolving credit facility (“2020 Revolving Facility”). The 2020 Term Loans and the 2020 Revolving Facility were to mature five years from the initial utilization date on March 20, 2020, and both facilities bore interest at a rate of the London Interbank Offered Rate (“LIBOR”) plus 1.8%.

No amounts were outstanding under the 2020 Revolving Facility as of December 31, 2022 and there were no draw downs on the 2020 Revolving Facility in 2023.

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.875%. The Company has the ability to increase the total commitments related to the 2023 Revolving Facility by a minimum principal amount of $10.0 million to a maximum principal amount of $520.0 million, as long as certain financial covenants are met. The 2023 Credit Agreement replaced the 2020 Facilities Agreement in its entirety and the Company used the net proceeds of $800.9 million from the 2023 Term Loans to repay the remaining principal balance of $400.0 million, accrued interest of $9.2 million related to the 2020 Term Loans and to distribute a $375.0 million dividend to JS Global, as discussed in Note 10 - Shareholders' Equity and Equity Incentive Plan. The Company accounted for the repayment as an extinguishment and recorded a loss on the extinguishment of debt of $1.0 million related to the unamortized debt issuance costs associated with the 2020 Facilities Agreement to other income (expense), net. As of September 30, 2023, $9.8 million of letters of credit were outstanding, resulting in an available balance of $490.2 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of September 30, 2023, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loans and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company's wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Long-term debt related to the 2020 and 2023 Term Loans consisted of the following:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
2020 Term Loans with principal payments due on March 20 each year; interest at LIBOR plus 1.8%; final balance due on maturity date of March 19, 2025	$—	$437,500
2023 Term Loans with principal payments due quarterly; interest at SOFR plus 1.875%; final balance due on maturity date of July 20, 2028	810,000	—
Less: deferred financing costs	(5,430)	(1,359)
Less: current portion	(19,127)	(86,972)
Long-term debt, net of current portion	$785,443	$349,169

Aggregate maturities of long-term debt as of September 30, 2023 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2023	$5,062
2024	25,313
2025	40,500
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$810,000

The Company recognizes and records interest expense related to the 2020 and 2023 Term Loans in interest expense, net, which totaled $14.0 million and $5.7 million for the three months ended September 30, 2023 and 2022, respectively, and $28.3 million and $13.8 million for the nine months ended September 30, 2023 and 2022, respectively.

9. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments. As of September 30, 2023, the outstanding non-cancelable purchase obligations primarily consisted of long-term agreements to acquire tooling that are not reflected on the consolidated balance sheet. Future payments under non-cancelable purchase obligations with a remaining term in excess of one year as of September 30, 2023, were $8.4 million.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities. The Company investigates these claims as they arise. The Company is not presently a party to any litigation the outcome of which the Company believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.

10. Shareholders' Equity and Equity Incentive Plan

Intercompany Note to Former Parent

During the year ended December 31, 2022, the Company entered into a note agreement with the Former Parent (the “2022 Intercompany Note to Former Parent”) in which SharkNinja could transfer up to $43.3 million on the day the note was entered into. The Former Parent could subsequently request up to $36.3 million of funds on or prior to January 1, 2023. During the year ended December 31, 2022 the Company transferred $49.3 million to JS Global. The note bore interest at a blended Applicable Federal Rate. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Former Parent accounted for as contra-equity. As of December 31, 2022, the outstanding balance of the note, including interest, recorded as a reduction to retained earnings was $50.1 million.

Distributions to Former Parent

During the nine months ended September 30, 2023, the Company declared and issued distributions to the Former Parent of $485.4 million, which included amounts receivable of $50.4 million under the 2022 Intercompany Note, including interest, in satisfaction of such note, a cash distribution of $60.3 million paid in February, a cash distribution of $375.0 million paid in July for the repayment of JS Global’s outstanding debt under the 2020 Facilities Agreement as discussed in Note 8 - Debt, and a non-cash distribution of the note of $8.0 million related to the sale of the Company's Japanese subsidiary, SharkNinja Co., Ltd, as discussed in Note 4 - Sale of SharkNinja Co., Ltd.

Restricted Share Units

JS RSU Plan

RSU activities for the nine months ended September 30, 2023 for RSUs granted under JS Global’s restricted share units plan (“JS RSU Plan”) to the Company’s employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2022	10,254,734	$0.97
Vested	(9,177,987)	0.97
Cancelled/Forfeited	(1,076,747)	0.97
Unvested as of September 30, 2023	—	$—

Pursuant to the share-based compensation recharge agreement with Parent entered into in the year ended December 31, 2022, the Company reimbursed share-based compensation costs to Parent in the amount of $3.2 million and $15.3 million during the nine months ended September 30, 2023 and September 30, 2022, respectively. No amounts were reimbursed during the three months ended September 30, 2023 and 2022, respectively.

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company's board of directors adopted the 2023 Equity Incentive Plan (the "2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, RSUs, performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

The 2023 Plan contains an evergreen provision whereby the shares available for future grants are increased on the first day of each calendar year from January 1, 2025 through and including January 1, 2033. As of September 30, 2023, 9,913,950 ordinary shares were available for future grant under the 2023 Plan. Shares or RSUs forfeited, withheld for maximum statutory tax obligations, and unexercised stock option lapses from the 2023 Plan are available for future grant under the 2023 Plan.

RSUs granted for the nine months ended September 30, 2023 under the 2023 Plan were 4,044,337, of which 1,281,042 RSUs were granted to employees and directors with service-only conditions, 1,659,235 performance-based RSUs were granted to employees with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow, and 1,104,060 market-based RSUs were granted to certain of the Company's senior executives with conditions tied to the achievement of certain levels of market capitalization over a consecutive period of time.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the "ESPP Plan"). A maximum of 1% of the Company's outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP Plan. The ESPP Plan contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 20233, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company's ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year.

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
Research and development	$3,160	$263	$4,229	$1,669
Sales and marketing	1,920	115	2,432	451
General and administrative	16,257	591	17,841	3,295
Total share-based compensation	$21,337	$969	$24,502	$5,415

As of September 30, 2023, the Company did not have any unrecognized share-based compensation cost related to RSUs granted under the JS RSU Plan. As of September 30, 2023, the Company had $93.2 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over the weighted average period of 1.8 years. Of this unrecognized share-based compensation cost, $41.3 million and $17.5 million related to RSUs granted under the 2023 Plan with performance and market conditions, respectively.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our common stock at the date of grant. The weighted average grant date fair value of these awards for the nine months ended September 30, 2023 was $30.26 per share.

The Company estimated the fair value for the RSUs with a market condition using the Monte Carlo simulation model on the date of grant. The weighted-average grant date fair value of the RSUs with a market condition granted in the nine months ended September 30, 2023 was $23.14 per share, using the following assumptions:

Stock price at valuation date	$—
Expected volatility	44.99 % to 47.62%
Risk-free interest rate	4.30 % to 5.07%
Expected dividends	0%
Expected term (in years)	1.48 to 4.01

The total grant-date fair value of RSUs vested during the nine months ended September 30, 2023 was $4.1 million.

11. Income Taxes

The Company recorded income tax expenses of $57.0 million and $22.3 million for the three months ended September 30, 2023 and 2022, respectively, and $85.2 million and $54.5 million for the nine months ended September 30, 2023 and 2022, respectively. The Company's effective tax rate ("ETR") was 75.3% and 21.8% for the three months ended September 30, 2023 and 2022, respectively, and 42.0% and 22.7% for the nine months ended September 30, 2023 and 2022, respectively. This increase in the ETR is primarily related to non-deductible costs associated with the separation and distribution and withholding taxes associated with the dividend to the Former Parent in conjunction with the refinancing.

12. Net Income Per Share

On July 31, 2023, in connection with the separation from JS Global, 138,982,872 shares of common stock of SharkNinja, Inc. were distributed to JS Global shareholders. The distributed share amount of SharkNinja, Inc. is utilized for the calculation of basic and diluted net income per share of the Company for all periods presented prior to the separation and distribution from JS Global. For the three and nine months ended September 30, 2023 and 2022, these shares are treated as issued and outstanding for purposes of calculating historical net income per share. For periods prior to the separation and distribution, it is assumed that there are no dilutive equity instruments as there were no equity awards of SharkNinja, Inc. outstanding prior to the separation and distribution.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands, except share and per share data)
Numerator:
Net income	$18,722	$80,309	$117,754	$185,715
Denominator:
Weighted-average shares used in computing net income per share, basic	139,073,181	138,982,872	139,059,206	138,982,872
Dilutive effect of RSUs	357,624	—	120,518	—
Weighted-average shares used in computing net income per share, diluted	139,430,805	138,982,872	139,179,724	138,982,872
Net income per share, basic	$0.13	$0.58	$0.85	$1.34
Net income per share, diluted	$0.13	$0.58	$0.85	$1.34

Potential ordinary shares of certain performance-based and market-based RSUs of approximately 1,943,801 for both the three and nine months ended September 30, 2023, for which all targets required to trigger vesting had not been achieved, were excluded from the calculations of weighted average shares used in computing diluted net income per share.

13. Related Party Transactions

Prior to the separation, the Company had operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and the Company had engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continued to be a related party due to a common shareholder that has majority control of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

The Company entered into transactions with related parties as follows:

	As of
	September 30, 2023	December 31, 2022

	(in thousands)
Related party assets
Balances and transactions with entities controlled by JS Global
Accounts receivable, net	$6,081	$1,033
Prepaid expenses and other current assets	—	2,886
Related party liabilities
Balances and transactions with entities controlled by JS Global
Accounts payable	$112,131	$231,805
Accrued expenses and other current liabilities	—	861
Balances with JS Global
Accrued expenses and other current liabilities	$—	$7,538

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
Related party revenue
Balances and transactions with joint venture
Sale of goods	$—	$—	$—	$766
Balances and transactions with entities controlled by JS Global
Sale of goods	$13	$223	$1,264	$223
Sale of services	1,275	—	1,275	—
Related party expense
Balances and transactions with entities controlled by JS Global
Purchase of goods	$261,764	$361,909	$971,015	$1,045,553
Purchase of services	808	712	2,573	2,513

Supplier Agreements

The Company has relied on JS Global entities to provide certain procurement and quality control services to the Company. In connection with these agreements, the Company incurred costs that were reimbursed by JS Global entities. For the three months ended September 30, 2023 and 2022, JS Global entities paid the Company $2.0 million and $7.5 million, respectively, and for the nine months ended September 30, 2023 and 2022, JS Global entities paid the Company $18.0 million and $23.8 million, respectively, which were recorded as a reduction to cost of sales for services rendered under these agreements.

Recourse Promissory Notes

During the year ended December 31, 2021, the Company issued recourse promissory notes of $17.6 million to certain employees (the “2021 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022, the outstanding balance of 2021 Employee Notes, including interest, was $11.2 million and was included in prepaid expenses and other current assets. During the nine months ended September 30, 2023, the Company received full repayment on the 2021 Employee Notes and no amounts remained outstanding as of September 30, 2023.

During the year ended December 31, 2022, the Company issued recourse promissory notes of $6.0 million to certain employees (the “2022 Employee Notes”) to satisfy their individual tax withholding requirements. As of December 31, 2022, the outstanding balance of 2022 Employee Notes, including interest, was $6.0 million and was included in prepaid expenses and other current assets. During the nine months ended September 30, 2023, the Company received full repayment on the 2022 Employee Notes and no amounts remained outstanding as of September 30, 2023.

Transactions with Former Parent

See Note 10 - Shareholders' Equity and Equity Incentive Plan for details on the Company’s equity transaction with Parent including distribution to Former Parent and share-based compensation recharge from Former Parent.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provides certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services are provided on a transitional basis for a term of twenty-four months. JS Global may extend the performance of any service for an additional period of three months on the same terms by providing notice to us, unless otherwise expressly set forth on the schedules. For the three and nine months ended September 30, 2023, service fees related to this agreement were $0.5 million and were recorded as a reduction of general and administrative expenses.

Employee Matters Agreement

In connection with the separation, the Company entered into an employee matters agreement with JS Global that will govern the Company's and JS Global’s respective rights, responsibilities and obligations with respect to certain employees (including those employed by us through a professional employer organization) located in Australia, Hong Kong, Japan, PRC, Singapore and South Korea, as well as allocate the assets, liabilities and responsibilities relating to such employees, employment matters, and employee compensation and benefit plans and programs.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. For the three and nine months ended September 30, 2023, the Company earned royalty income of $0.6 million which was included in net sales.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement. Pursuant to the agreement, the Company procures products from certain suppliers in APAC, and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term commencing July 28, 2023 and ending on June 30, 2025. The Company will pay JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the Term, an amount equal to 1% of the procurement amount during such period. For the three and nine months ended September 30, 2023, fees incurred by the Company related to this agreement were $19.0 million and were included in cost of sales.

14. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date up to the date the consolidated financial statements were issued.

Cash Dividend

On November 8, 2023, the board of directors approved the declaration and payment of a special cash dividend of $1.08 per share, or approximately $150 million in the aggregate, payable on or about December 11, 2023 to its shareholders of record as of December 1, 2023. The dividend is expected to be funded by cash on hand.

Cash Bonuses from Related Parties

In November 2023, Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, agreed to pay Mr. Mark Barrocas, the Company’s Chief Executive Officer, a cash bonus of $24.0 million on behalf of the Company in December 2023, which will be recorded as an operating expense by the Company but will have no impact on the Company's overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, the Company terminates Mr. Barrocas’ employment for cause, or Mr. Barrocas terminates his service, other than for good reason (as defined in his employment agreement), within 18 months from the payment date.

In November 2023, Mr. Wang agreed to pay Mr. Neil Shah, the Company’s Chief Commercial Officer, EVP, a cash bonus of $8.2 million on behalf of the Company in December 2023, which will be recorded as an operating expense by the Company but will have no impact on the Company's overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, the Company terminates Mr. Shah’s employment for cause, or Mr. Shah terminates his service, other than for good reason (as defined in his employment agreement), within 12 months from the payment date.

These bonuses are being paid in recognition of the strong performance under the leadership of Mr. Barrocas and Mr. Shah, as well as to continue to incentivize the management team. The payment of these bonuses also reflect the fact that the tax burden on Mr. Barrocas and Mr. Shah as a result of the Company’s separation and distribution from JS Global, which was not determinable at the time of the separation and distribution, has been determined to be significant.